

Mail Stop 4631

November 24, 2015

Via Email
Craig Laurie, Chief Financial Officer and Director
Brookfield Business Partners Limited
73 Front Street, 5th Floor
Hamilton, HM 12 Bermuda

    Re: Brookfield Business Partners L.P.
           Registration Statement on Form F-1
           Filed October 27, 2015
           File No. 333-207621

Dear Mr. Laurie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Supplementally tell us, with a view towards disclosure, whether Bermuda Monetary Authority approval is required for your transaction.

Prospectus Cover Page

2. As you are registering the distribution of limited partnership units, please revise your prospectus cover page to include a bullet point list briefly citing the most material risks associated with your offering. Please see Section II.A.3.a of SEC Release No. 33-6900 relating to public offerings of limited partnership interests.

3. Please include the dealer prospectus delivery obligation on the outside cover page of your prospectus. See Item 502(b) of Regulation S-K.

Use of Non-IFRS Measures, page 1

4. We note your use of "funds from operations" or "FFO" as a Non-IFRS performance measure throughout your document. Your measure appears to include or exclude items in certain periods that are not contemplated in the traditional FFO measure as defined by NAREIT. Please revise your measure to appropriately describe it as "Adjusted FFO" or some other description to avoid investor confusion. Also, please present the most directly comparable IFRS measure with equal or greater prominence.

Notice Regarding Presentation of Our Reserve Information, page 2

5. It appears to us the last sentence of the second paragraph should be revised to clarify that reserve estimates *are* comparable to those disclosed by U.S. companies in reports filed with the SEC. We note your preceding sentence which states your disclosure in this prospectus of reserves is presented in accordance with SEC requirements. Please clarify or revise.

Our Business, page 8

6. You state that you will be Brookfield Asset Management's "primary vehicle" for business services and industrial operations. Please revise disclosures here and where appropriate in the prospectus to better describe the business and strategies you will undertake in the context of Brookfield Asset Management's existing business. For example:

- Please clarify whether the company will conduct all or part of what is currently Brookfield's private equity business. We note that your free writing prospectus filed November 9 indicates that you are creating the company at this time because of substantial growth and opportunity in your private equity platform, and members of the general partner's board are involved in Brookfield's Private Equity Group.

- Brookfield Asset Management's 2014 Form 40-F discusses key elements of its financing strategy, and states that it conducts its private equity business through a series of institutional private equity funds operated under the Brookfield Capital Partners name, and through direct investments in several private companies and public companies. Disclosure in your prospectus appears to place less emphasis on financings, such as through the Brookfield Capital Partners funds. This makes it unclear whether financing is an integral part of the company's own strategy and operations, or whether that will continue to be handled by Brookfield Asset Management or its affiliates. We do note that under the Master Services

Agreement, affiliates of Brookfield Asset Management will provide advice and assistance on acquisitions, dispositions and the raising of funds.

- Brookfield Asset Management's 2014 Form 40-F discusses characteristics of its private equity investments such as average size and maximum exposure.   Please tell us whether you believe this type of information is material to understanding how your business will operate after the spin-off.

Risk Factors, page 16

Our company is not, and does not intend to become, regulated as an investment company under the Investment Company Act of 1940 . . . , page 20

7. Please provide us with an analysis supporting your conclusion that you are not an investment company under the Investment Company Act of 1940.

Risks Relating to Our Units, page 21

8. We note elsewhere in your document that the Redemption-Exchange Units contemplated in your capital structure may be required to be redeemed for cash or exchanged for units at any time after two years from the date of closing of the spin-off. We further note the pro forma value ascribed to the Units is approximately $800 million.   It appears you should consider adding a risk factor or liquidity disclosure to allow investors to more fully understand the implications and risks to their investment if Brookfield exercises the redemption or exchange feature associated with these units.   For instance, it is unclear how the company's liquidity would be impacted and the source of the liquidity, should the units be redeemed for cash. It appears these units could require the company to incur additional debt to satisfy the redemption feature.

Our company is expected to be a "SEC foreign issuer" under Canadian securities regulations and a "foreign private issuer" under U.S. securities law…., page 20

9. Here or elsewhere, please replace your reference to "certain" corporate governance rules imposed by the NYSE with substantive disclosure that specifies each home country corporate governance practice that you intend to rely upon.

Distribution Policy, page 53

10. Please disclose whether Brookfield Asset Management or its affiliates will receive distributions in respect of the seven million Limit Partnership Units it will hold after the spin-off.

Unaudited Pro Forma Financial Statements, page 55

11. We note you have omitted pro forma financial information relating to the oil and gas assets you acquired in the "Clearwater Acquisition". Please refer to Question 4 and the Interpretive Response in SAB Topic 2:D and provide the required pro forma information, including pro forma reserve information.

12. Please revise the pro forma financial statements to disclose and discuss your accounting for and the potential impact of Incentive Distributions on your financial statements.

(1) Acquisition of GrafTech International LTD, page 60

Explanatory Notes, page 62

13. Note (j) of your explanatory pro forma notes indicates that interest expense relating to the acquisition debt is not included in the pro forma financial statements, as it is not expected to have a continuing impact. Please disclose how and why you determined that interest expense associated with the acquisition debt will not have a continuing impact on the combined results of the business.

(4) Issuance of $800 Million Redemption-Exchange Units, page 64

14. We note that the Redemption-Exchange Units contemplated in your capital structure may be required to be redeemed for cash or exchanged for units at any time after two years from the date of closing of the spin-off. We also note that Brookfield's cash redemption right is subject to your company's right, at its sole discretion, to exchange any unit presented for redemption for one of its units. However, based on Brookfield's apparent ability to control you and your general partner, please more fully explain to us how you determined that the cash redemption provision related to these units is solely within your company's control such that recording them in equity is appropriate.

Business, page 67

15. We note your disclosure on page 14 under "Corporate Information" that you do not directly own any real property. However, portions of the Business section refer generally to your facilities located in a number of countries around the world. Please provide disclosure responsive to Item 4(D) of Form 20-F regarding material properties used by your business.

Summary of Canadian Oil and Gas Reserves, page 75

16. We note the proved undeveloped natural gas liquids reserves (NGLs) disclosed here and elsewhere on page F-46 for the period ending December 31, 2012 are represented by a

negative value. Please tell us your rationale for the disclosure of a negative quantity of proved reserves.

Proved Undeveloped Reserves (PUDs), page 75

17. Please expand your disclosure to discuss the details and circumstances relating to the material change in proved undeveloped reserves attributed to extensions and discoveries. Refer to Item 1203(b) of Regulation S-K.

Production and Price History, page 76

18. We note you disclose production in terms of gross figures (e.g. net of the interests due to others, but before deduction of royalties). Please explain why you believe limiting the disclosure of your production to the gross quantities (e.g., before royalties) is consistent with the presentation requirements pursuant to Item 1204(a) of Regulation S-K.

Specialty Metals and Aggregates Mining, page 79

19. We note your disclosure of the mining operations and assets you own and operate, including certain operations that have been recently acquired.   Please tell us what consideration you have given to providing the mineral reserve information contemplated in SEC Industry Guide 7 and also Canadian NI 43-101 in your filing.

Bath and Shower Products, page 81

20. Please explain the basis for the claim that you own one of the largest manufacturing networks in North America for acrylic and fiberglass reinforced plastic bathing products. See Item 4.B.7 of Form 20-F.

Employees, page 83

21. Please include disclosure regarding the relationships between the management of your operating companies and labor unions, if any. Please also include, if possible, a breakdown of the numbers of persons employed in each of your business activities, and provide the other information, as applicable, that is required by Item 6.D. of Form 20-F.

Governance, page 87

22. Please identify who will serve as members of your audit committee and governance and nominating committee.

Audit Committee, page 90

23. We note your disclosure that your audit committee charter will provide that each member of the audit committee must be financially literate. Please elaborate on the charter's requirements, if any, as to what qualifications you will consider to determine if a candidate is financially literate. See Item 6.C.3 of Form 20-F.

Liquidity and Capital Resources, page 114

24. Please inform us of the amounts and locations of the majority of your cash as of your latest balance sheet date.

25. Please expand your liquidity section to discuss the terms and details of existing borrowings of the business and include information regarding financial covenants and the state of compliance with any covenants.

Critical Accounting Estimates, page 118

Indicators of impairment, page 119

26. We note that goodwill is a significant and growing component of your assets, as of your most recent balance sheet date.   We further note your disclosures regarding your policy for goodwill impairment and that you have experienced goodwill impairments in prior periods. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:

- Identify the cash generating unit(s) to which goodwill applies; and,

- Explain how the assumptions and methodologies in the current year may have changed since the prior year, if applicable, highlighting the impact of any changes.

27. If any of your cash generating units have estimated fair values that are not substantially in excess of their carrying values and the goodwill for those cash generating units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each unit:

- Identify the cash generating unit;

- Disclose the percentage by which fair value exceeds the carrying value as of the most-recent test;

- Disclose the amount of goodwill;

- Describe the assumptions that drive the estimated fair value;

- Discuss the uncertainties associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and,

- Discuss any potential events and/or circumstances that could have a negative effect on the estimated fair value.

28. If you have determined that the estimated fair values substantially exceed the carrying values for all of your cash generating units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Our Master Services Agreement, page 122

Management Fee, page 123

29. In the second paragraph under this subheading, you refer to the possibility that you may have other arrangements under which you may be obligated to pay a base management fee. Please elaborate on what these arrangements might consist of. For example, please tell us if you are referring to the possibility that you might invest in a fund created by affiliates of Brookfield Asset Management that pays Brookfield management fees based on its total capitalization.

Relationship Agreement, page 127

30. We understand that Brookfield Asset Management will facilitate acquisitions through consortium arrangements and partnerships, and that it has and may in the future establish funds for the acquisition of businesses similar to those you operate. Please explain whether you anticipate that you would invest in or alongside funds created, managed or sponsored by Brookfield or its affiliates for this purpose. If you would invest in Brookfield funds, please address whether you expect that the fund would pay any management or incentive fees to Brookfield. If so, please describe whether those payments would offset or otherwise have any impact on the management and incentive fees that you pay Brookfield under the Master Services Agreement or the Special LP Units.

Incentive Distributions, page 130

31. Please revise your disclosure to explain how incentive distributions are impacted if the company experiences quarter over quarter declines in market value. For example, if the market value declines below a previous quarter's Incentive Distribution Threshold after

the company has made an incentive distribution with respect to that previous quarter, will Brookfield be required to return any portion of the incentive distribution back to the company?

32. Please clarify, if true, that the "expenses and outlays" that will first be covered in any distribution of available cash from Holding LP to the company includes the amount of the quarterly cash distribution that you expect to make, as described in "Distribution Policy" on page 12.

Security Ownership, page 154

33. Please address whether the named major shareholders have different voting rights. Provide an appropriate negative statement if they do not. See Item 7.A.1(c) of Form 20-F.

Financial Statements

Combined Carve-out Financial Statements of Brookfield Business Partners L.P., page F-2

General

34. Please provide additional disclosures related to your expenses by nature. Refer to IAS1.p104.

35. To the extent applicable, please provide disclosures related to claims and loss contracts. Refer to IAS11.p45.

Note 2. Significant Accounting Policies, page F-10

36. Please expand your significant accounting policy disclosure to include your accounting policy for oil and gas activities including, exploration, development and production costs.

Supplementary Oil and Gas Information, page F-45

Net Proved Reserves, page F-45

37. Please revise your disclosure of the combined quantities of oil and NGL reserves to be consistent with the separate disclosure of oil and NGL reserves presented elsewhere on page 75.

 Note this comment also applies to the disclosure on page F-47 of WTI price per barrel utilized in the determination of your reserves and future net revenue.

38. Please expand the disclosure relating to your explanation for each of the individual line items representing a significant change in net proved reserves to discuss the details and circumstances for the change. Refer to FASB ASC 932-235-50-5.

   Note this comment also applies to the disclosure of the net changes in proved reserves provided on page F-159.

Supplementary Information on Oil and Gas (Unaudited), page F-45

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-47

39. Please disclose why you have not included any estimated future income taxes in your Standardized Measure determination.

Note 3. Acquisition of Businesses, page F-57

40. Please expand your disclosures to more fully explain the specific facts and circumstances that resulted in the gains you recorded.

Signatures

41. Please revise the language preceding the signature on behalf of the company to certify that the undersigned has reasonable grounds to believe that it meets the requirements for filing on Form F-1, as required by the form.

Exhibit Index

42. We note that much of the disclosure in your prospectus about the company and spinoff summarizes information contained in agreements that you have not yet filed as exhibits. Please file these agreements as soon as possible, and note that we may have additional comments on the agreements and related disclosure once they have been provided.

43. We notice that you have not included the Holding LP Limited Partnership Agreement or Voting Agreements as exhibits that you intend to file by Amendment. Please tell us supplementally why you do not believe these are material contracts under Item 601(b)(10) of Regulation S-K, or file them as exhibits to the registration statement. We particularly note that the Holding LP Limited Partnership Agreement appears to provide the terms of the Redemption-Exchange Units and Redemption-Exchange Mechanism, and that the description of the agreement beginning on page 144 is qualified by reference to the actual agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Law Clerk, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-mail</u>
       Mile Kurta, Esq.